                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   )*

        Signal Apparel Company, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

        Class A Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

              826619 10 8
            -------------------------------------------------------
                                 (CUSIP Number)

Marvin Winkler 428 Gentlemen's Ridge  Signal Mountain, TN 37377
- -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 1, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 826619 10 8                                          Page 2 of 6 Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Marvin Winkler
       428 Gentlemen's Ridge
       Signal Mountain, TN 37377
       62-0641635
____________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

       Other      00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF              1,000,000

    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                               0
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON                 1,000,000

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          0
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.6%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

       Individual             IN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                                          2 of 7

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                              TEXTUAL RESPONSES TO
                                  SCHEDULE 13D

CUSIP 826619 10 8                                                    PAGE 3 OF 6



ITEM 1.       SECURITY AND ISSUER

              This statement relates to Class A Common Stock of Signal Apparel Company, Inc. (hereinafter, the "issuer"), whose principal executive offices are located at 200-A Manufacturers Road, Chattanooga, Tennessee 17405

ITEM 2.       IDENTITY AND BACKGROUND

      (a) Marvin Winkler, a natural person, is the person filing this report.

      (b)     Mr. Winkler's address is:
              428 Gentlemen's Ridge
              Signal Mountain, Tennessee 37377

His social security number is ###-##-####.

      (c) Mr. Winkler is an entrepreneur, conducting his entrepreneurial activities from his address at 428 Gentlemen's Ridge, Signal Mountain, Tennessee 37377.

      (d) Mr. Winkler has not been convicted in a criminal proceeding during the last five years.

      (e) Mr. Winkler was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such law.

      (f)     Mr. Winkler is a citizen of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The securities were acquired by the conversion of notes in connection with that certain Severance Agreement dated November 5, 1995, entered into by and among Signal Apparel Company, Inc. and Marvin Winkler, Sherri Winkler and MW Holdings, L.P. (the "Severance Agreement"). Pursuant to the Severance Agreement, Mr. Winkler resigned from his position as Chairman of the Board and Chief Executive Officer of the issuer and from any and all other offices, positions and duties which he then held with the issuer, or with any


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                              TEXTUAL RESPONSES TO
                                  SCHEDULE 13D

CUSIP 826619 10 8                                                    PAGE 4 OF 6



subsidiary or division thereof. Concurrently therewith, the issuer granted to Mr. Winkler, his wife, Sherri Winkler, and MW Holdings, L.P., a holding company controlled by Mr. and Mrs. Winkler the right to convert the notes made by the issuer into the shares of the issuer's common stock, which shares are the subject of this report.

ITEM 4.       PURPOSE OF TRANSACTION

              As mentioned in Item 3 above, the issuer's stock was issued in connection with the severance of Mr. Winkler's employment relationship with the issuer.

              (a) Mr. Winkler has no plan or proposal which relates to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

              (b) Mr. Winkler has no plan or proposal which relates to or would result in any extraordinary corporate transaction involving the issuer or any of its subsidiaries.

              (c) Mr. Winkler has no plan or proposal which relates to or would result in the sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

              (d) Mr. Winkler has no plan or proposal which relates to or would result in any change in the present board of directors or manage of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Mr. Winkler has no plan or proposal which relates to or would result in any material change in the present capitalization or dividend policy of the issuer.

              (f) Mr. Winkler has no plan or proposal which relates to or would result in any other material change in the issuer's business or corporate structure.

              (g) Mr. Winkler has no plan or proposal which relates to or would result in changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

              (h) Mr. Winkler has no plan or proposal which relates to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or

                              TEXTUAL RESPONSES TO
                                  SCHEDULE 13D

CUSIP 826619 10 8                                                    PAGE 5 OF 6



to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

              (i) Mr. Winkler has no plan or proposal which relates to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

              (j) Mr. Winkler has no plan or proposal which relates to or would result in any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a) Mr. Winkler beneficially owns 1,000,000 shares, comprising 11.6% of the Class A common stock of the issuer. (Mr. Winkler has a contingent, but not absolute, right to acquire an additional 200,000 shares. The 1,000,000 shares do not include these contingent rights.)

              (b) No person is named in response to paragraph (a).

              (c) No person is named in response to paragraph (a).

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on herein.

              (e) Mr. Winkler is still the beneficial owner of more than five percent of the common stock of the issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              There are no contracts, arrangements, understandings or relationships (legal or otherwise) to which Mr. Winkler is a party with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                              TEXTUAL RESPONSES TO
                                  SCHEDULE 13D

CUSIP 826619 10 8                                                    PAGE 6 OF 6



ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              The following exhibit is attached:

              Severance Agreement dated November 5, 1995, entered into by and among Signal Apparel Company, Inc. and Marvin Winkler, Sherri Winkler and MW Holdings, L.P.

After reasonable inquiry and to the best of my knowledge and belief, I can certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 1996                                  /s/  MARVIN WINKLER
                                                 _______________________________
                                                          Marvin Winkler

                              SEVERANCE AGREEMENT

        This severance agreement (the "Agreement") is made as of this 5th day of November, 1995, by and between Signal Apparel Company, Inc. ("Signal"), and Marvin Winkler ("Winkler") Sherri Winkler and MW Holdings, L.P. (collectively, the "Winkler Parties").

        WHEREAS, the parties wish to enter into an agreement terminating the employment of Winkler by Signal.

        NOW THEREFORE, in consideration of the promises and covenants contained in this Agreement, the Parties agree as follows:

        1. Resignation of Winkler. Winkler hereby resigns from his position as Chairman of the Board and Chief Executive Officer of Signal and from any and all other offices, positions and duties which he now holds with Signal, or with any subsidiary or division thereof, including, but not limited to positions, duties, and responsibilities he may now hold with AMW, Inc. and The Shirt Shed, Inc.

        2. Status of Employment Agreements, Mutual Release. The Signal Employment Agreement dated April 1, 1995, ("Signal Employment Agreement") and the AMW Employment Agreement, February 16, 1993 (collectively, the

"Employment Agreements"), and all rights and liabilities thereunder, are of no force and effect and each party releases the other from any claim they may have by virtue of the Employment Agreements or any other duties arising out of the employment relationship other than as expressly reserved by this Agreement, and provided that Signal expressly does not release Winkler from claims for indemnification or contribution brought by any third party, as set forth in
Section 11 of this Agreement.

        3. Severance Payment. Signal shall pay Winkler's ordinary salary as it would have been otherwise due through January 15, 1996 under Section 2 of the Signal Employment Agreement. Winkler shall not be entitled to any future salary, severance or other payments hereunder except as specifically provided for herein.

        4. Payments With Respect to Claimed Commissions. Signal shall pay to Winkler $60,000, constituting the unpaid portion of all commissions claimed by Winkler for sales completed prior to the purchase of American Marketing Works, Inc. by Signal, as follows: 6 installments of $10,000 per month shall be paid on the first business day of each month commencing December 1, 1995 and ending on May 1, 1996.

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        5.  Payment on Purchase Note(s).  Signal shall pay to Winkler, Sherri
Winkler and MW Holdings, L.P. $44,600 in the aggregate, which the parties hereto agree shall constitute all of the unpaid interest owing on the Purchase Notes as of the date of this Agreement, in seven equal monthly installments of $5,575 on the first business day of each month commencing on December 1, 1995 and ending on June 1, 1996 and one installment of $5,602.67 on July 1, 1996.

        6. Insurance. Signal shall pay the premium on all health insurance policies that it currently provides for the benefit of Winkler until March 31, 1996.

        7. Expenses. Subject to Signal's prior approval, it shall reimburse Winkler for reasonable freight expenses incurred in connection with transporting his furniture and other household furnishings by Armstrong Relocation Services to California, and for the cost of coach airplane tickets to California for Winkler, Sherri Winkler and their children.

        8. Return of Property. Winkler shall return all Signal property in his possession or under his control; provided, however, Winkler may elect, on or before November 15, 1995, to purchase the desk and chair and other furniture in his possession and which he uses (which are owned by Signal) by paying to Signal the sum of $1,000.

        9. Conversion of Purchase Notes. Signal hereby grants to Winkler, MW Holdings, L.P. and Sherri Winkler, and Winkler hereby exercises (and agrees to cause Sherri Winkler and MW Holdings, L.P. to immediately exercise) the right to convert the preferred stock of Signal received upon conversion of the Purchase Notes (as defined in that certain Stock Purchase Agreement dated October 5, 1994 among Signal, Winkler, Sherri Winkler, MW Holdings, L.P. and other parties names therein into One Million (1,000,000) shares of Common Stock. When Signal next files a registration statement under the Securities Act of 1933, it will use its best efforts to include thereunder such One Million (1,000,000) shares. If such registration does not occur within one year from the date hereof, Signal shall thereafter use its reasonable best efforts to register such shares by including them in any registration which Signal may file thereafter and pay to Winkler interest calculated at the rate of 7% per annum on the value of such One Million (1,000,000) shares as have not been registered, with such value based on the closing price of Signal's common stock on the New York Stock Exchange on the date of the execution of this Agreement

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(or if it does not trade on such date, on the next trading day) ("Value"). Such interest shall be paid quarterly, one-half in cash and one-half in Common
Shares of Signal stock based on such Value, until such shares are registered, disposed of by Winkler, or until the right to register such shares hereunder expires, which shall be such time as Winkler can sell or transfer such shares without registration.

        10. The Steele Litigation. Signal shall provide for representation of Winkler in connection with the Steele Litigation and shall indemnify him against any judgment entered against him in that action to the full extent required by Signal's certificate of incorporation, its by-laws, and the laws of the State of Indiana (collectively "Signal's Indemnity Obligation"). Winkler shall assist Signal in the defense of the Steele Litigation in any reasonable manner requested by Signal, including but not limited to the following:

             a. Winkler shall provide Signal with any documents in his possession which will be of assistance in defending the Steele Litigation; and

             b. Winkler shall, if requested by Signal, testify in the Steele Litigation and shall make himself available to Signal for witness preparation sessions.

        11. Releases. Winkler hereby unequivocally releases, acquits, covenants not to sue and forever discharges Signal and its officers, directors, employees, agents, attorneys, shareholders, heirs, assigns, successors, trustees, parents, subsidiaries, operating divisions, affiliated companies, and all others in the world (collectively, the "Signal Releasees") of and from all manner of action and actions, cause and causes of action, claims, whether known or unknown, suits, debts, wages, sums of money, accounts, bills, contracts, torts, controversies, agreements, damages, judgments, expenses, attorney's fees, executions, claims arising under any federal law and the laws of any state (statutory, regulatory and common law) and the laws, ordinances, statutes and common laws of all cities and other states and provinces in the United States and the World; provided, however, Winkler does not release Signal and its officers, directors and employees from any such claim arising from the acquisition of AMW, Inc., nor any claims for indemnification or contribution arising from any claims brought by any third party, nor any release of rights and obligations arising under this agreement or in the future. Included specifically within this General

Release is any claim that Winkler was forced to resign or was constructively discharged.

        Winkler agrees that he will not bring or attempt to bring any other action against any Signal Releasee for any matter arising out of his employment or resignation from employment in any court or before any administrative agency.

        Signal hereby unequivocally releases, acquits, covenants not to sue and forever discharges Winkler and his heirs, assigns or trustees and all others in the world (collectively, the "Winkler Releasees") of and from all manner of action and actions, cause and causes of action, claims, whether known or unknown, suits, debts, wages, sums of money, accounts, bills, contracts, torts, controversies, agreements, damages, judgments, expenses, attorney's fees, executions, claims arising under any federal law and the laws of any state (statutory, regulatory and common law) and the laws, ordinances, statutes and common laws of all cities and other states and provinces in the United States and the World; provided, however, that Signal does not release the Winkler Releasees from any such liability arising from the acquisition of AMW, nor from any such liability resulting from claims for indemnification or contribution brought by any third party, except to the extent required by Signal's indemnity obligations, based upon his actions as an officer or director of Signal, nor from any liability as may be incurred by Winkler in connection with the rights and obligations created by this agreement or in the future.

        Signal agrees that it will not bring or attempt to bring any other action against any Winkler Releasee for any matter arising out of his employment by Signal or resignation from such employment in any court or before any administrative agency.

        12. Confidentiality. The parties agree to maintain this Agreement (including the exhibits hereto), its terms and the negotiations related hereto in confidence, without any disclosure to third parties except that a disclosure may be made:

             a. by any Party to the extent necessary in a proceeding to enforce the Agreement;

             b.  by any Party to the extent required by law; and

             c. by any Party on obtaining the prior written consent of all other Parties.

        The parties acknowledge that this Agreement will be filed as an exhibit to Signal's next Quarterly Report on

Form 10-Q; and the parties agree that, unless otherwise required by law, Annex A hereto shall be the only public statement made concerning this Agreement and the termination of Winkler's employment.

        Furthermore, in accordance with Section 7 of the Signal Employment Agreement, the Winkler Parties shall not, without prior written consent of Signal, communicate or divulge any confidential information to anyone other than Signal and those designated by it. For purposes of this provision, the term confidential information includes all secret or confidential information, knowledge or data relating to Signal which shall not be or become public knowledge (other than by acts by Winkler or representatives of Winkler in violation of this Agreement.

        13. Choice of Law and Venue. This Agreement shall be deemed to be a contract entered into pursuant to the laws of the State of New York which shall, in all respects, be governed, construed, applied and enforced in accordance with the substantive laws of the State of New York without reference to conflict of law principles. Any controversies arising out of this Agreement shall be resolved in the courts located in the Southern District of New York and the parties hereto submit to the jurisdiction thereof.

        14. Use of Settlement Agreement. This Agreement shall not be construed, considered or used as an admission of liability or fault on the part of any Party, which liability or fault all Parties expressly deny. Moreover, this Agreement should not be construed as to release any claims that Signal or the Winkler Parties may have against any third party.

        15. Necessary Documents. The Parties agree to enter into and execute such further documents or instruments as may be necessary and appropriate to effectuate this Agreement.

        16. Power and Authority to Execute. Each Party hereto represents and warrants that it has the full power and authority to execute, deliver and perform this Agreement, that each individual signing on behalf of a party has been duly authorized by that party to execute this Agreement on its behalf and that no claims being released under the terms of this Agreement have been assigned, sold or otherwise transferred to any other entity.

        17. Successors-In-Interest Bound. This Agreement shall be binding upon and shall insure to the benefit of, the Parties and their respective officers, directors, affiliates, attorneys, administrators, agents, representatives, successors and assigns.

        18. Advice of Counsel. Each of the Parties has had the benefit of the advice of counsel of its own choice in the negotiating, drafting and execution of this Agreement, and the language in all parts of this Agreement is a product of the efforts of all counsel. Accordingly, neither the entire Agreement nor any provision contained herein shall be deemed to have been proposed or drafted by any party or constructed against an party. This Agreement shall be construed as a whole according to its plain meaning.


        19. Entire Agreement of the Parties. This Agreement and the documents annexed hereto constitute the entire agreement and understanding among the Parties with respect to the subject matter hereof. This Agreement supersedes all prior agreements and understandings, both written and oral, concerning such matters. Moreover, each party represents and warrants that it has entered into this Agreement wholly upon its own volition, judgment, belief and knowledge and without any duress or reliance upon any statement or representation of another party except those representations and warranties expressed in this Agreement.

        20. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which when taken together shall constitute one and the same instrument. This Agreement shall be of no force and effect until executed by all Parties hereto.

        21. Validity of Agreement. Each Party represents and warrants that this Agreement is a legal, valid and binding obligation, enforceable in accordance with its terms and that there are no laws, rules or regulations that prohibit its enforceability.

        22. No Waiver. No waiver of any right under this Agreement shall be deemed effective unless contained in a writing executed by the Party charged with such waiver, and no waiver of any breach of failure perform shall be deemed to be a waiver of any future breach or failure to perform or of any other provision of this Agreement. This Agreement may not be amended except in a document signed by the Party to be charged.

        23. Headings. The headings contained herein are for reference only and are not a part of this Agreement and shall not be used in connection with the interpretation of this Agreement.

        IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of this 5th day of November, 1995.

Date:   November 5, 1995

                                                SIGNAL APPAREL COMPANY, INC.

                                                By:
                                                   -----------------------------


                                                MW HOLDINGS, L.P.

                                                By:
                                                   -----------------------------



                                                 /s/     MARVIN WINKLER
                                                --------------------------------
                                                Marvin Winkler

                                                /s/      SHERRI WINKLER
                                                --------------------------------
                                                Sherri Winkler